EXHIBIT 4.7

Summary Of The Private Instrument Of Chattel Mortgage In Guarantee Between Ultrapar

And Petrobras dated April 18, 2007

Preamble

The agreement sets forth the terms and conditions under which Ultrapar transfers to Petrobras part of the assets of the Ipiranga Group as chattel mortgage in guarantee considering the obligations undertaken by the Parties in the Investment Agreement.

Chattel Mortgage in Guarantee

The agreement requires Ultrapar to transfer to Petrobras the fiduciary title to 1,341,313 common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), 2,297,926 common shares issued by Distribuidora de Produtos de Petróleo Ipiranga, S.A. (“DPPI”), and 2,239,771 DPPI preferred shares as chattel mortgage in guarantee for the discharge of its obligations under the Investment Agreement. Ultrapar also agrees to make chattel mortgage of 3,013,903 CBPI common shares to substitute 1,482,751 DPPI common shares as soon as those CBPI shares are acquired in the context of the Mandatory Tender Offers. The number of CBPI common shares transferred to substitute the DPPI common shares will be adjusted according to the number of CBPI common shares effectively acquired in the Mandatory Tender Offers.

The agreement also records additional information in order to satisfy article 1362 of the Brazilian Civil Code. Ultrapar’s estimated total debt under the agreement is 313,348,853.93 reais. After Ultrapar receives the second installment of funds, the total amount of the guaranteed debt becomes 408,632,135.08 reais. The debt shall be repaid according to the terms of the Investment Agreement. There are no interest, monetary correction index or penal clause related to such debt.

Ultrapar Representations and Obligations

Ultrapar represents that it is the legitimate owner of the shares, free from any burden or encumbrance other than the chattel mortgage in guarantee, and that it has fulfilled all legal and statutory requirements and is duly authorized to enter into the agreement. In addition, the agreement sets forth Ultrapar’s obligations under the contract, which include: delivering authenticated copies of the documents proving share ownership to Petrobras within two days of receiving a request; registering the chattel mortgage with the Registry of Deeds and Documents; immediately notifying Petrobras of any event that threatens the guarantee; substituting the guarantee after the restructuring described in the Investment Agreement; and declining to redeem, dispose of, assign, transfer, sell, lease or burden the shares.

Enforcement of Warranty

The agreement provides that Petrobras may extrajudicially sell the shares if Ultrapar breaches its obligations or includes any incorrect or false information in its representations. Petrobras may also sell the shares if the transfer of assets has not taken place by December 31, 2009. Should Ultrapar default on any of its obligations, Petrobras will retain control over the shares as fiduciary owner, and may sell, assign, transfer, or redeem the shares individually without providing notice to Ultrapar. In the event of default, Petrobras will also apply the proceeds of the redemption or sale of the shares to settle its debt and the related charges and expenses within 24 hours of providing written notice to Ultrapar. Ultrapar will remain

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liable for paying the balance of the debt. Petrobras will pay any credit balance remaining to Ultrapar. Petrobras may also apply to competent courts for consolidation of ownerships and full and exclusive possession of the shares in its name.

Term

The instrument will remain in effect until all principal and accessory obligations have been extinguished as contracted by Ultrapar.

General Provisions

Petrobras may assign, transfer or offer in guarantee its contractual position to third parties, provided that it issues prior notice to Ultrapar. The failure of any party to enforce compliance or exercise its rights under the contract does not represent that party’s waiver of its rights under the provisions of the instrument. Any amendment or modification to the instrument must be made in writing and signed by all parties. If any provision of the instrument is deemed unenforceable, the remaining provisions stay in effect, and the parties will negotiate to replace the unenforceable provision with another that represents the purpose of the original provision to the fullest possible extent. Shares created by bonuses or splits become an integral part of the chattel mortgage. If CBPI or DPPI capital is increased by subscription and payment in cash or assets, Ultrapar is bound to enforce its right of subscription corresponding to such shares, and these shares will be automatically included in the guarantee. The instrument designates the central courts of the judicial district of São Paulo for the settlement of any contractual disputes.

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